UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of May 2022

Commission File Number: 001-37353

BIONDVAX PHARMACEUTICALS LTD.

(Translation of registrant’s name into English)

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7): ____

On May 16, 2022, BiondVax Pharmaceuticals Ltd (the “Company”) held its annual meeting of shareholders (the “Meeting”). The total number of American Depository Shares (“ADSs”) (each representing forty (40) ordinary shares of the Company) entitled to vote at the Meeting was 18,620,980 and there were present, in person or by proxy, 5,909,502 ADSs, which constituted a quorum for the Meeting. The matters voted upon and the results of the vote were as follows:

Proposal 1: Approval of the re-election of Mark Germain to the board of directors, to serve until the third annual meeting after the Meeting

The shareholders approved the re-election of Mark Germain to the board of directors, to serve until the third annual meeting after the Meeting:

FOR	AGAINST	ABSTAIN
5,773,007	110,350	26,145

Proposal 2: Approval of the re-election of Dr. George Lowell to the board of directors, to serve until the third annual meeting after the Meeting.

The shareholders approved the re-election of Dr. George Lowell to the board of directors, to serve until the third annual meeting after the Meeting:

FOR	AGAINST	ABSTAIN
5,774,123	109,433	25,946

Proposal 3: Approval of the 2021 cash bonus for Amir Reichman, Chief Executive Officer of the Company

The shareholders approved the 2021 cash bonus for Amir Reichman, Chief Executive Officer of the Company:

FOR	AGAINST	ABSTAIN
5,613,439	271,683	13,142

There were (i) 4,391,897 votes that indicated that their holders are controlling shareholders of the Company (as defined in the Companies Law) or have a personal interest in approval of the proposal, and (ii) 1,506,367 votes that indicated that their holders are not controlling shareholders of the Company and do not have a personal interest in approval of the proposal. The majority vote at the Meeting in favor of the proposal included at least a majority of the total votes of shareholders who are not controlling shareholders of the Company and do not have a personal interest in the approval of the proposal, participating in the voting at the Meeting in person or by proxy, without taking abstentions into account.

Proposal 4: Approval of the 2021 cash bonus for Elad Mark, Chief Operating Officer of the Company

The shareholders approved the 2021 cash bonus for Elad Mark, Chief Operating Officer of the Company:

FOR	AGAINST	ABSTAIN
5,625,296	254,103	17,840

There were (i) 4,405,729 votes that indicated that their holders are controlling shareholders of the Company or have a personal interest in approval of these proposals, and (ii) 1,491,510 votes that indicated that their holders are not controlling shareholders of the Company and do not have a personal interest in approval of the proposal. The majority vote at the Meeting in favor of the proposal included at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the Meeting in person or by proxy, without taking abstentions into account.

Proposal 5: Approval of the 2021 cash bonus for Dr. Tamar Ben-Yedidya, Chief Scientific Officer of the Company

The shareholders approved the 2021 cash bonus for Dr. Tamar Ben-Yedidya, Chief Scientific Officer of the Company:

FOR	AGAINST	ABSTAIN
5,622,839	255,224	18,576

There were (i) 4,403,809 votes that indicated that their holders are controlling shareholders of the Company or have a personal interest in approval of these proposals, and (ii) 1,492,830 votes that indicated that their holders are not controlling shareholders of the Company and do not have a personal interest in approval of the proposal. The majority vote at the Meeting in favor of the proposal included at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the Meeting in person or by proxy, without taking abstentions into account.

Proposal 6: Approval a one-time payment to Mark Germain, chairman of the board of directors, for special recent efforts on behalf of the Company

The shareholders approved the one-time payment to Mark Germain, chairman of the board of directors, for special recent efforts on behalf of the Company:

FOR	AGAINST	ABSTAIN
5,588,417	284,148	19,824

There were (i) 4,383,272 votes that indicated that their holders are controlling shareholders of the Company or have a personal interest in approval of these proposals, and (ii) 1,509,117 votes that indicated that their holders are not controlling shareholders of the Company and do not have a personal interest in approval of the proposal. The majority vote at the Meeting in favor of the proposal included at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the Meeting in person or by proxy, without taking abstentions into account.

Proposal 7: Approval of the 2022 cash bonus plan for Mr. Reichman based on the achievement of certain Company milestones

The shareholders approved the 2022 cash bonus plan for Mr. Reichman based on the achievement of certain Company milestones:

FOR	AGAINST	ABSTAIN
5,628,438	248,160	16,191

There were (i) 4,381,664 votes that indicated that their holders are controlling shareholders of the Company or have a personal interest in approval of these proposals, and (ii) 1,511,125 votes that indicated that their holders are not controlling shareholders of the Company and do not have a personal interest in approval of the proposal. The majority vote at the Meeting in favor of the proposal included at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the Meeting in person or by proxy, without taking abstentions into account.

Proposal 8: Approval of certain amendments to the Company’s service agreement with Mr. Germain

The shareholders approved certain amendments to the Company’s service agreement with Mr. Germain:

FOR	AGAINST	ABSTAIN
5,675,257	198,896	35,349

Proposal 9: Approval and ratification of the appointment of Kost Forer Gabbay & Kasierer, certified public accountants in Israel and a member of Ernst & Young Global, as the Company’s auditors for the year 2022 and for an additional period until the next annual meeting.

The shareholders approved and ratified the appointment of Kost Forer Gabbay & Kasierer, certified public accountants in Israel and a member of Ernst & Young Global, as the Company’s auditors for the year 2022 and for an additional period until the next annual meeting.:

FOR	AGAINST	ABSTAIN
5,781,419	96,628	31,455

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BiondVax Pharmaceuticals Ltd

May 18, 2022	/s/ Amir Reichman
Amir Reichman
Chief Executive Officer

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